April 1, 2022

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Cheryl Brown

Re: Elate Group, Inc.

Draft Registration Statement on Form S-1

Submitted December 27, 2021

CIK No. 0001885493

Ladies and Gentlemen:

This letter is being submitted on behalf of Elate Group, Inc. (the “Company”) in response to the comment letter dated January 24, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 filed December 27, 2021 (the “Draft Registration Statement”). The Company’s Registration Statement (the “Registration Statement”) has been submitted to the Commission.

Draft Registration Statement on Form S-1

Our Company, page 1

1.Disclosure at page 3 describes certain increases in revenues, gross profit, gross margin and net income for 2020. Please revise to clarify the measurement period.

Response: In response to the Staff’s comment, the Company has revised the disclosure at page 3, removing the increases in the financial results during the measurement period.

Risk Factors Risks Relating to This Offering and Ownership of Our Class A Common Stock, page 25

2.Please revise to include a separate risk factor to describe the matters which require approval of the Class B Directors as set forth in Section 2.3 of your amended and restated certificate of incorporation.

Response: In response to the Staff’s comment, the Company has updated its Risk Factors on pages 34 and 35 to inform investors of the matters requiring Class B director approval as set forth in the Company’s Amended and Restated Certificate of Incorporation.

Use of Proceeds, page 33

3.We note your disclosure that you "intend to use the net proceeds of this offering for general corporate purposes, including expansion of our current service lines into additional states, entry into, development and enhancement of, the storage facility segment, enlarging our cross-border services into Canada, potential acquisitions, repayment of indebtedness and capital expenditures." Please expand your disclosure to include the approximate amounts of proceeds to be allocated for each purpose disclosed in your prospectus. Please refer to Item 504 of Regulation S-K. We further note that you disclose at page 8 that "over the next few years, [you] plan to increase [y]our current 13- truck fleet by another 13-15 trucks" and "establish two to three self-storage facilities composed of 1,000-1,500 units each."

Response: In response to the Staff’s comments, the Company has revised the “Use of Proceeds” in the Registration Statement, now at page 38 to provide the approximate amount of net proceeds, on a percentage calculation, to be used for each of the items listed therein.

Certain Relationships and Related Transactions, page 67

4.We note that no transactions are included in this section. We also note that you disclose loans received from the Company's officers and that the Company acquired its sole current property interests from Kevin Britt and Julia Britt, the Company’s initial shareholders, in exchange for 1,000,000 shares of Elate Group’s common stock. Please revise your disclosures here to include these transactions and any other related party transactions pursuant to Item 404(d) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added the transactions with Company stockholders resulting in indebtedness in connection with the exchange indicated above at page 72. In addition to the loans, the Company has included additional disclosures regarding employment and consulting contracts with executive officers of the Company, also located at page 72.

Forum Selection, page 74

5.We note the disclosure here that the forum selection provision in your amended and restated certificate of incorporation identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” We also note that your amended and restated certificate of incorporation, filed as Exhibit 3.3, identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including “derivative action." We further note that your bylaws do not provide for federal jurisdiction. Please disclose in the prospectus and governing documents whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also include a separate risk factor to disclose the exclusive forum provisions in your governing documents and the attendant risks.

Response: In response to the Staff’s comment, the disclosure at page 82 of the Registration Statement has been revised to clarify that the enforceability of such exclusive forum provisions are uncertain and that stockholders may not waive compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the Company’s Risk Factors were updated at pages 33 and 34 to consider the attendant risks of such a provision and increased costs to the Company should the provision be unenforceable resulting in the Company being required to resolve such matters in other jurisdictions.

Financial Statements General, page F-1

6.We note your disclosure on page 40 that you rely upon adjusted income from operations to evaluate your business performance and facilitate long-term strategic planning. We also note your disclosure on page 54 that the moving/relocation market is distinct from the storage market. Please tell us what consideration was given to the guidance in ASC 280-10-50 regarding identifying and aggregating your operating segments.

Response: The Company considered the guidance under ASC 280-10-50 and concluded that our storage market did not constitute a segment as of the reporting periods being presented. An operating segment is defined as a public entity having all of the following: a) it engages in business activities from which it may recognize revenues and incur expenses; b) its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and c) its discrete financial information is available. Although criteria a) is met, criteria b) and c) are not. Management does not actively allocate or track costs directly related to the storage market. Additionally, decisions made by management are based upon the entity as a whole. Furthermore, our storage market, as a percentage of revenues and assets were less than 10% of those reported amounts. The Company did not track or calculate operating income of the storage market. See Note #2 in the 2021 Audit Report for the Company on Page F-7.

Note 1 Organization and Description of Business, page F-7

7.We note the registration statement does not include financial statements of Elate Group, Inc. We presume you have concluded these financial statements may be omitted as it was recently organized, had no or nominal assets and liabilities and had not commenced operations prior to the exchange that occurred in October 2021 which resulted in Elate Moving LLC becoming a wholly owned subsidiary. If true, please include a statement to indicate this was the case.

Response: Elate Group, Inc., a Delaware corporation, was organized on January 7, 2021. Prior to the exchange which resulted in Elate Moving, LLC becoming a wholly owned subsidiary, Elate Group, Inc. did not have any assets, liabilities or operations (other than the initial actions of being formed). In consideration of these facts, the financial statements of Elate Group, Inc. were excluded from the Registration Statement. See Note #1 in the 2021 Audit Report for the Company on Page F-7.

Note 7 - Subsequent Events, page F-11

8.We note Elate Moving LLC became a wholly owned subsidiary of Elate Group, Inc. through the exchange of 100% of the outstanding membership units of Elate Moving LLC, by its members for 1,000,000 shares of common stock of Elate Group Inc. (the “Exchange”). As the Exchange resulted in a change in tax status, pro forma income taxes and earnings per share information should be presented to reflect the conversion to a taxable entity. Refer to Staff Accounting Bulletin Topic 1B.2.

Response: In response to the Staff’s comment, the Registration Statement has been updated to include the required pro forma information.

9.We note each share of Class A common stock outstanding subsequent to the Exchange was automatically reclassified and changed into five shares of Class A common stock and two shares of Class B common stock upon effectiveness of the amended and restated certificate of incorporation. Please include pro forma financial information related to this change in capitalization to include a pro forma balance sheet and earnings per share information.

Response: In response to the Staff’s comment, the Company’s 2021 Statement of Changes in Members’/Stockholders’ equity presents this information in the Registration Statement. The Registration Statement has been updated to include the December 31, 2021 year-end audit report.

General

10.We note that you intend to enter into employment agreements with executive officers who are a member of the Britt Family. Once available, please describe the terms of such agreements and file them as exhibits to your registration statement. See Item 601 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has included the employment agreements for Kevin Britt and Julia Britt as exhibits to the Registration Statement and has describe the terms of such agreements. The Company commits to describe the terms of such other agreements and file such with the Commission as material agreements as required pursuant to Regulation S-K, as they are entered into and become available.

11.Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, once available, the Company will file copies of written communications it, or its agents, intend to present to potential investors, with the Commission.

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,
BUCHALTER, APC

/s/ Peter Hogan

Enclosures